NO ACT

PE
12-30-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005907

February 16, 2011

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Received SEC
FEB 16 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-16-2011

Re: Pfizer Inc.
Incoming letter dated December 30, 2010

Dear Mr. Lepore:

This is in response to your letters dated December 30, 2010 and February 14, 2011 concerning the shareholder proposal submitted to Pfizer by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 25, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

February 16, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 30, 2010

The proposal requests that the board annually assess the risks created by the actions Pfizer takes to avoid or minimize U.S. federal, state, and local corporate income taxes and that it provide a report to shareholders on the assessment.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations. In this regard, we note that the proposal relates to decisions concerning the company's tax expenses and sources of financing. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

February 14, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Shareholder Proposal of AFSCME Employees Pension Plan
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On December 30, 2010, Pfizer Inc. (the "Company") submitted a letter (the "No-Action Request"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from AFSCME Employees Pension Plan (the "Proponent"). The Proposal requests that the Company's Board of Directors provide a report regarding its assessment of "the risks created by the actions Pfizer takes to avoid or minimize US federal, state and local corporate income taxes . . . ."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations, and Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite.

On January 25, 2011, the Proponent submitted a letter to the Staff responding to the No-Action Request (the "Response Letter") disagreeing with the Company's arguments that the

Proposal is excludable under Rules 14a-8(i)(7) and 14a-8(i)(3). For the reasons discussed below and in the No-Action Request, the Company continues to believe that the Proposal may be excluded pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3).

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Concerns The Ordinary Business Operations of the Company.

The Response Letter asserts that the Proposal is not excludable under Rule 14a-8(i)(7) because the Proposal addresses "transcendent policy issues," by requesting "a report on an important aspect of risk management." *See* Response Letter, pp. 2, 6. The Response Letter then proceeds to list a myriad of items that it asserts are in some way related to the Proposal's reference to "tax avoidance" and constitute such policy issues: (i) the "relationship between corporate tax avoidance and firm-specific stock price crash risk;" (ii) the potential for "tax avoidance schemes" to "advance the interest of managers rather than shareholders;" (iii) the adoption by the Internal Revenue Service (the "IRS") of reporting requirements for "uncertain tax positions;" (iv) "transfer pricing," which the Proponent alleges "poses special risks for pharmaceutical companies;" and (v) the debate regarding the national deficit. *See* Response Letter, pp. 2, 5.

However, even if the specific examples noted in the Response Letter implicate "transcendent policy issues," these items would constitute only a fraction of the matters within the scope of the Proposal. As noted in the No-Action Request, the fact that a shareholder proposal touches on a matter of public policy will not prevent its exclusion under Rule 14a-8(i)(7) if some of the actions sought by the proponent relate to ordinary business operations. For example, in *General Electric Co.* (avail. Feb. 3, 2005) and *Capital One Financial Corp.* (avail. Feb. 3, 2005), the Staff concurred that proposals relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" were excludable under Rule 14a-8(i)(7) as relating to "management of the workforce" even though the proposals also related to offshore relocation of jobs. *Compare General Electric Co.* (avail. Feb. 3, 2004) (proposal addressing *only* the offshore relocation of jobs was not excludable under Rule 14a-8(i)(7)). The Proposal does not simply request a report on transfer pricing or on specific "tax avoidance" practices. Rather, the Proposal requests a report on "the risks created by the actions Pfizer takes to *avoid or minimize* US federal, state and local corporate income taxes . . . ." (emphasis added). Indeed, every aspect of the Company's tax planning could be construed as involving actions taken to "minimize" corporate income taxes. For example, something as customary as the retention of an accounting firm to review the Company's tax positions would fall under this broad umbrella. Therefore, even if one accepts the Response Letter's assertions that certain aspects of the Company's tax polices might implicate significant policy issues, the Proposal is not limited to such matters and would impact a host of ordinary business operations, including the Company's sources of financing. Moreover, the Response Letter's repeated references to "tax avoidance" and the discussion of a limited number of isolated issues and studies (as well as the cited no-action precedent) claimed to be related to "tax avoidance" are not relevant.

For these reasons, the Proposal relates to the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

In seeking to create a significant policy issue, the Response Letter also overstates the significance of, and applicability to the Company and its operations of, the various "tax avoidance" issues it mentions. For example, the Response Letter suggests that every public company engaged in tax planning activities is involved in the type of risky behavior and massive fraud that occurred years ago at a handful of companies. Analogizing the Company's tax policies to the practices employed by Enron and Tyco is a gross exaggeration and is unfounded. Moreover, many of the items discussed in the Proposal's Supporting Statement and in the Response Letter are routine tax matters that every company encounters. For example, every multinational corporation engages in transfer pricing, and transfer pricing disputes occur in the ordinary course at many large companies in many industries. Many, if not all, companies also are audited and have open tax years. In fact, the Company recently settled its 2002-2005 IRS audits, which resulted in a tax *refund* to the Company. The Company, like all other businesses, engages in tax planning to see that it pays only those taxes properly due, utilizing available deductions and other provisions of tax laws adopted in the various national, state and local jurisdictions to which it is subject. As such, these tax planning activities are clearly part of a company's ordinary business operations and do not raise issues of public policy.

In addition, we disagree with the Response Letter's suggestion that a new IRS requirement involving the scheduling of "uncertain tax positions" constitutes a "flash point" for businesses, since the continuously evolving reporting requirements of the IRS inevitably result in the filing of new forms and schedules. Furthermore, the Response Letter points to investigations occurring in other countries, but all companies face these types of routine tax audits that various jurisdictions throughout the world engage in from time to time.

Finally, providing a lengthy analysis of a series of academic studies on one aspect of the Proposal does not demonstrate that the subset of issues addressed by the Proposal have "emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7)." *AT&T Inc.* (avail. Feb. 2, 2011) (refusing to concur with the exclusion of a shareholder proposal regarding net neutrality as relating to the company's ordinary business operations). As such, the Company continues to believe, and requests that the Staff concur, that the Proposal may be excluded under Rule 14a-8(i)(7).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

In response to the Company's position that the Proposal may also be excluded under Rule 14a-8(i)(3), the Response Letter merely refers to a single precedent denying exclusion on the basis of Rule 14a-8(i)(3) where the proposal contained a number of complex terms, ostensibly arguing that the Proposal will be easily understood by the Company's

shareholders since it contains simpler language. *See JPMorgan Chase & Co.* (avail. Mar. 19, 2010); Response Letter, p. 8.

This comparison confuses complexity with vagueness. The JPMorgan Chase proposal contained complex terms of art, but the Staff's decision to deny exclusion shows that complex, technical terms may still have a precise meaning. In contrast and contrary to the arguments raised in the Response Letter, the Staff repeatedly has taken the position that shareholder proposals containing simple terms may be excluded under Rule 14a-8(i)(3) where such terms are subject to multiple interpretations. *See, e.g., International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring in the exclusion of a proposal as vague and indefinite where the proposal sought to reduce the pay of certain company officers and directors "to the level prevailing in 1993"); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy of compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced); *AT&T Corp.* (avail. Mar. 7, 2002) (concurring with exclusion of a proposal under Rule 14a-8(i)(3) that would have implemented a plan favored by the proponent until the company returned "to a respectable level of profitability" and the company's "share price increase[d] considerably"). Thus, the Proponent's argument that the request for a report on actions taken to "minimize . . . corporate income taxes" is not vague because it contains terms familiar to shareholders fails to address the arguments raised by the Company. Therefore, the Company continues to believe the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel - Corporate Governance

cc: Charles Jurgonis, AFSCME Employees Pension Plan

101017313_6.DOC



Committee
Gerald W. McEntee
Lee A. Saunders
Edward J. Keller
Kathy J. Sackman
Marianne Steger

EMPLOYEES PENSION PLAN

January 25, 2011

VIA EMAIL
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Pfizer Inc. for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Pfizer Inc. ("Pfizer" or the "Company") a shareholder proposal (the "Proposal") requesting a report regarding certain aspects of risk assessment.

In a letter dated December 30, 2010 ("Pfizer Letter"), Pfizer stated that it intends to omit the Proposal from its proxy materials being prepared for the 2011 annual meeting of shareholders and asked that the Division issue a determination that it would not recommend enforcement action if Pfizer did so.

Pfizer relies primarily on Rule 14a-8(i)(7), arguing that the proposal deals with a matter related to the Company's ordinary business operations. The Company also cites Rule 14a-8(i)(3), claiming that a critical phrase is impermissibly vague or misleading. Because Pfizer has not met its burden of proving that it is entitled to rely on this exclusion, the Plan respectfully urges that its request for relief be denied.

The Proposal

The proposal asks Pfizer's board of directors each year to "assess the risks created by the actions Pfizer takes to avoid or minimize U.S. federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information."

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

7-10

The supporting statement cites empirical research that found a positive relationship between corporate tax avoidance and firm-specific stock price crash risk. A separate study concluded that tax avoidance schemes can "advance the interest of managers rather than shareholders."

Of particular note is the Internal Revenue Service's recent adoption of reporting requirement for "uncertain tax positions." As of tax years starting in January 2010, companies with assets exceeding $10 million must report to the IRS their income tax position for which the company or a related party has recorded a reserve in an audited financial statement, or for which no reserve was recorded because of an expectation to litigate.[1]

The supporting statement notes an issue of concern at Pfizer with respect to "transfer pricing," whereby a U.S. company can avoid some income taxes by attributing income to subsidiaries in countries with lower income tax rates, thus cutting their U.S. tax bills. According to a KPMG study, transfer pricing poses special risks for pharmaceutical companies, some of which have been involved in billion dollar payments to settle disputes.[2] Pfizer's practices are being investigated in other countries, and the Company's recent SEC filings disclose audits for past tax years and disclose a change in tax treatment of income as a business risk.

<u>Analysis</u>

1. The Proposal does not involve Pfizer's "ordinary business" under Rule 14a-8(i)(7).

The Plan's Proposal seeks board review of and a report on an important aspect of risk management. In arguing that this Proposal involves Pfizer's "ordinary business," Pfizer acknowledges (as it must) that the exclusion does not apply if the subject matter of the proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." *Staff Legal Bulletin No. 14E* § B (Oct. 27, 2009). Pfizer views the issue as so closely tied to day-to-day operations that shareholder involvement is not "practical." In addition, Pfizer characterizes the Proposal as an attempt at micromanagement on an issue that is so "complex" that it is best left to management (Pfizer Letter at 2). More specifically, Pfizer argues that the proposal simply relates to the Company's sources of financing and its compliance with legal requirements.

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[1]The IRS has usefully collected the final rule, reporting schedule and other materials at http://www.irs.gov/businesses/corporations/article/0,,id=221533,00.html.

[2] The costs involved here are far from trivial. According to the cited KPMG study, GlaxoSmithKline lost a transfer pricing case likely to cost millions of back taxes, penalties and interest, after having paid approximately $3.4 billion to the IRS to settle a case in September 2006. In February 2007, Merck & Co. was penalized almost $2.3 billion by the IRS to settle transfer pricing disputes. KPMG Issues Monitor, *Sharing Knowledge on the Pharmaceutical Industry*, at 6 (Vol. 4, Jan. 2009) *available at* http://www.kpmg.com/Ca/en/IssuesAndInsights/ArticlesPublications/Documents/Issues%20Monitor%20-%20Pharmaceuticals%20-%20January%202009.pdf.

Before answering these points, it is crucial to reframe the issue, because the issue is not as "ordinary" as Pfizer appears to think. In particular, it is important to explode the myth that managing tax risk is a technical exercise in which the interests of shareholders and the company are perfectly aligned, that shareholders' only interest is the lowest possible payment of taxes and that management's judgment can thus be relied upon without shareholder input. Recent research in the area suggests otherwise.

Illustrative is one of the academic studies cited in the supporting statement. A 2010 report examining a large sample of U.S. public companies from 1995-2008 concluded that "corporate tax avoidance is positively associated with firm-specific stock price crash risk." J-B. Kim, Y. Li, L. Zhang, *Corporate Tax Avoidance and Stock Price Crash Risk: Firm-Level Analysis* at i (July 2010), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1596209&rec=1&srcabs=1594936 ("Kim"). The report continues: "Tax avoidance facilitates managerial rent extraction and bad news hoarding activities for extended periods by providing tools, masks, and justifications for these opportunistic behaviors." *Id.* The study reviews how this happened in spectacular fashion at Enron and Tyco, where complex and opaque tax arrangements benefitted senior managers, but when those arrangements proved unsustainable, the stock price plummeted to the detriment of shareholders as a whole. *Id.* at 10-13.

Kim criticizes the "traditional" view upon which Pfizer relies, namely, that tax avoidance is a benign, "value-maximizing activity that transfers wealth from the state to corporate shareholders." *Id.* at 1. In fact, the study argues, tax avoidance activities "can create opportunities for managers to pursue activities that are designed to hide bad news and mislead investors." *Id.* at 2. Indeed, management may justify the opacity of tax treatments "by claiming that complexity and obfuscation are necessary to minimize the risk" of IRS detection. *Id.* However, "complex and opaque tax avoidance transactions can also increase the latitude for other means of rent diversion and earnings manipulation." *Id.*

The Kim study is not alone. A 2009 study similarly concluded that "corporate tax avoidance activities need not advance the interests of shareholders" and that "investors must consider how to evaluate tax avoidance activities to ensure that shareholder interests are actually being advanced." M. Desai and D. Dhrmapala, *Earnings Management, Corporate Shelters, and Book-Tax Alignment* (Jan. 2009) at 3, 12, *available at* http://www.people.hbs.edu/mdesai/EarningsMngmtCTA.pdf ("Desai"). As with the Kim study, the Desai study views the issue as an agency-principal problem. Historically, Desai notes, managers were unwilling to engage in corporate tax avoidance because managers' interests were aligned with those of shareholders generally. So what changed? Desai suggests that increased levels of corporate tax avoidance can be tied to the risk of incentive compensation over the past 15 years, which creates incentives for managers to operate "opportunistically and in a manner that is not in the best interests of shareholders." *Id.* at 3-4. Specifically, "tax avoidance demands

obfuscatory actions that can be bundled with diversionary activities, including earnings manipulation, to advance the interests of managers rather than shareholders." *Id.* at 12.

Pfizer was one of the five largest U.S. corporations to report "unrecognized tax benefits" that may be challenged and thus incur a cost to shareholders, according to a 2007 study by Credit Suisse[3] as well as a more recent August 2010 *New York Times* article.[4] In addition several of its peers consented to paying billions of dollars of additional payments because of aggressive tax reporting practices. *See* note 2, *supra.*

Pfizer's aggressive use of transfer pricing practices has obtained visibility in the media. The Proposal cites a May 2010 *BusinessWeek* article noting how Pfizer earned almost half its revenues in the United States from 2007 through 2009, yet booked domestic pretax losses totaling $5.2 billion. Meanwhile a Dutch subsidiary reported pretax profits totaling $20.4 billion in 2007 and 2008, with a tax expense of five percent, a seventh of the top U.S. rate. J. Drucker, "Profit Exports Import U.S. Tax Cuts for Pfizer, Lilly, Oracle" (May 13, 2010), *available at* http://businessweek.com/news/2010-05-13/profit-exports-import-u-s-tax-cuts-for-pfizer-lilly-oracle.html.

This background underscores several ways in which the Proposal presents policy issues that transcend ordinary business.

First, there is at some level a connection between tax avoidance and senior executive compensation, a topic that the Division has for the past 20 years recognized as beyond the scope of the "ordinary business" exclusion. *E.g., Wendy's International Inc.* (Dec. 4, 1989). According to one academic study, "equity risk incentives are positively associated with greater tax avoidance. Our results are robust across several measures of tax risk, but do not vary across four proxies for strength of corporate governance. We conclude that equity risk incentives are a significant determinant of corporate tax planning." S. Rego and R. Wilson, *Executive Compensation, Equity Risk Incentives, and Corporate Tax Aggressiveness* (July 2010), *available at* http://ssrn.com/abstract=1337207.

Thus, the tax issues at the heart of the Proposal are hardly the sort of technicians' exercise that might be considered ordinary business. The cited literature indicates that there are incentives for senior executives to take aggressive tax reporting positions that may result in gains for these executives, and disputes with the tax authorities may be resolved years later, after executives have been rewarded with bonuses for "hitting their numbers" through creative tax management.

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[3] Credit Suisse, *Peeking Behind the Tax Curtain* at p. 9 (May 18, 2007).

[4] D. Kocieniewski, "I.R.S. Plans to Uncover Companies' Tax Strategies," *New York Times*, Aug. 24, 2010, *available at* http://www.nytimes.com/2010/08/25/business/25taxes.html.

Second, the question of tax avoidance has moved front and center as a policy question within the last year. The flashpoint was the IRS's decision to require companies to file a new schedule setting forth for the IRS their "uncertain tax positions." It is difficult to overstate the depth of opposition to this proposal from corporate taxpayers. When first proposed, there was a massive outpouring of opposition from affected corporations,[5] and the Commissioner of Internal Revenue acknowledged that the proposal was a "game-changer" with respect to the IRS's relationship with large corporate taxpayers.[6] After the new requirement was adopted, a leading tax journal, reporting on events of the past year, characterized the IRS's UTP program as probably the most "unpleasant" development for corporate taxpayers in 2010.[7]

Pfizer cites this new development only in passing (Pfizer Letter at 4-5), but its significance for corporate taxpayers cannot be underestimated. As noted previously, Pfizer has been one of the most aggressive U.S. corporations in terms of reporting "unrecognized tax benefits" that may be challenged. With corporate taxpayers now required to showcase for the IRS their "uncertain" tax positions, the interest in this topic will only increase.

Third, as the supporting statement notes, at a time when there is public debate about the national deficit, questions about tax revenues are inextricably bound up with that debate.

These factors demonstrate the existence of a policy issue at least as significant as other issues that the Division has said are proper for shareholders to express a view. What is notable too is that none of the no-action letters cited by Pfizer involve the multiple policy issues present here.

These considerations have not been cited in any other no-action determinations that Pfizer cites. None of them come close to dealing with these emerging policy issues.

Despite the existence of these overriding policy issues, the Company tries to fit the Proposal into one of two pigeonholes where the Division has upheld claims of "ordinary business."

The first argument is that the Proposal involves the Company's sources of financing. Pfizer Letter at 3-4. This argument rests heavily on *Pfizer Inc.* (Feb. 5, 2003) and *PepsiCo, Inc.* (Mar. 13, 2003), where the Division granted relief as to a proposal seeking a report on tax breaks providing more than $5 million in tax savings. The resolution in those cases is distinguishable because the proponents there did not advance any overriding shareholder concerns or policy

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[5] J. Coder, "Commenters Ask IRS to Abandon UTP Reporting Proposal, Change Schedule," *Tax Notes*, p. 1064 (June 7, 2010) (Ex. 1).
[6] Prepared Remarks of Commissioner of Internal Revenue Douglas H. Shulman before the Tax Executives Institute 60th Mid-Year Meeting (Apr. 12, 2010), *available at* http://www.irs.gov/newsroom/article/0,,id=221280,00.html.
[7] J. Coder, "UTP Reporting Regime Rattle Corporate Tax Community," *Tax Notes*, p. 38 (Jan. 3, 2011) (Ex. 2). *See also* "Execs Nervous about Reporting Uncertain Tax Positions to IRS" (Oct. 25, 2010), *available at* www.accountingtoday.com/news/Execs-Nervous-Reporting-Uncertain-Tax-Positions-IRS-56075-1.html.

concerns of the magnitude cited here. The supporting statement pointed vaguely to the possibility of "political risk" in the future, but made no effort to articulate a more direct or compelling shareholder interest, as the Plan has done here.

Pfizer cites several other letters involving proposals seeking a report on the benefits from tax abatements, tax credits and the company's effective tax rate, *General Electric Co.* (Feb. 15, 2000), and asking a company to reject taxpayer-guaranteed loans, credits or subsidies in conducting overseas business operations as a way to "maintain good will by not free-loading off the American taxpayer." *Texaco Inc.* (Mar. 31, 1992); *E.I. du Pont de Nemours & Co.* (Oct. 16, 1992). The Proposal here is qualitatively different. It requests an annual review and report on risk assessment; it does not ask the board affirmatively to justify the benefits of certain practices, nor does it ask the Company to foreswear certain types of financing. As we have previously noted, the instant Proposal focuses on risk and transcendent policy issues, not the wisdom, morality or social utility of certain tax breaks.

Finally, Pfizer cites letters dealing with requests to evaluate the impact of a flat tax on the company should such a proposal be adopted by Congress. *E.g., General Electric Co.* (Jan. 17, 2006); *Verizon Communications, Inc.* (Jan. 31, 2006); *Citigroup Inc.* (Jan. 26, 2006). The Division granted no-action relief based on its view that assessments of legislative action are entrusted to management. *See International Business Machines, Inc.* (Mar. 2, 2000). The present Proposal does not involve such concerns.

Pfizer's second line of attack focuses on letters in which the Division has granted relief as to proposals relating to business ethics and compliance with laws. Here again, the situations are radically different, as the proposals generally saw compliance with the law in question to be a good in and of itself. By contrast, the Plan's Proposal is not about compliance for compliance's sake. Instead the Proposal raises exogenous policy issues, as discussed previously.[13]
The situation here is thus far removed from proposals that:

- ask why the proponent's employer lacks a code of ethics for executives (*Sprint Nextel Corp.* (Mar. 16, 2010));

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[13] Pfizer's discussion begins by stating that transfer pricing is "mandated" by section 482 of the Internal Revenue Code and the laws of other nations. Pfizer Letter at 4-5. This description does not tell the full story, however. Corporate income tax in the United States uses a "separate accounting" method to apportion income among taxing sovereignties, thus treating each corporate entity discretely for purposes of determining tax liability. "Separate accounting poses the risk that a conglomerate will manipulate transfers of value among its components to minimize its total tax liability. To guard against such manipulation, transactions between affiliated corporations must be scrutinized to ensure that they are reported on an 'arm's length' basis, *i.e.*, at a price reflecting their true market value." *Barclays Bank PLC v. Franchise Tax Board of California*, 512 U.S. 298, 305 (1994) (footnote omitted).

Thus, while transfer pricing may be "mandated," section 482 does not give companies *carte blanche* to shuffle revenues around at will. Indeed, the statute allows the Secretary of Treasury to "distribute, apportion, or allocate gross income, deductions, credits, or allowances" among a controlled group of businesses "if he determines that such distribution, apportionment, or allocation is necessary in order to prevent evasion of taxes or clearly to reflect the income" of such businesses." 26 U.S.C. § 482.

- ask a company to verify the employment eligibility of employees, as it is required to do by law (*Johnson & Johnson* (Feb. 22, 2010));
- ask for a report on whether the company's employees are properly classified under federal law as independent contractors, rather than employees (*FedEx Corp.* (July 14, 2009); *Lowe's Companies Inc.* (Mar. 12, 2008));
- ask for a report on the safety of the company's products (*Home Depot, Inc.* (Jan. 25, 2008));
- ask the board to adopt a policy against employees trespassing (*Verizon Communications Inc.* (Jan. 7, 2008));
- ask the board to set up a committee to monitor the company's compliance with the law generally or with specific statutes and to investigate alleged wrongdoing (*AES Corp.* (Jan. 9, 2007)); *Halliburton Co.* (Mar. 10, 2006); *Hudson United Bancorp* (Jan. 24, 2003); *Humana Inc.* (Feb. 25, 1998); *Citicorp Inc.* (Jan. 9, 1998));
- ask the board to report on the costs and benefits of compliance with the Sarbanes-Oxley Act (*Bear Stearns Cos., Inc.* (Feb. 14, 2007); *Merrill Lynch & Co., Inc.* (Jan. 11, 2007); *Lehman Brothers Holdings, Inc.* (Jan. 11, 2007)).

Pfizer concludes its argument on this point by arguing that a reference to risk in a proposal is not talismanic and does not automatically take a proposal out of the realm of "ordinary business." Pfizer Letter at 6-7. However, that is a straw man because the Plan's Proposal deals more broadly with policy concerns affecting the Company.

2. The Proposal is not impermissibly vague or misleading.

Perhaps sensing the weakness of its legal position, Pfizer launches a last-ditch attack of the wording of the Proposal. Specifically, the Company claims that the phrase "minimize US federal state or local corporate income taxes" is never defined or explained. Pfizer Letter at 8-9. Thus, we are told, the proposal must fail because the phrase is so impermissibly vague and indefinite as to be inherently misleading. In particular, Pfizer professes uncertainty as to whether the Proposal is interested in how the Company" minimized" its tax rate as compared to the statutory rate or to the effective rate it paid in a prior period and if so, what period. And so on.

This is a classic example of fixating on a specific word or phrase and claiming that the words are hopelessly ambiguous while failing to examine the Proposal as a whole. The thrust of the Proposal is that there are risks that Pfizer and other companies take in this area as they seek to minimize tax liability. Companies know them. Companies are required to consider and evaluate them under GAAP.[14] And companies are now required to report their uncertain tax positions to the IRS. If anything, there is a paradox in Pfizer's earlier complaint that the Proposal seeks to micromanage the Company's operations and its complaint here that the Proposal is not specific enough in terms of what it is seeking.

---

[14] As Pfizer correctly points out, Financial Accounting Standards Board Interpretation No. 48 addresses the methodology for considering uncertain tax positions. Pfizer Letter at 4.

Pfizer cites a laundry list of no-actions in which certain phrases have been determined to provide insufficient guidance. None of them involves the word "minimize" or deals with a proposal of the sort here. In fact, most involve imprecision in the description of certain elements of executive compensation.[15]

We could respond in kind with a citation of letters that denied no-action relief involving other words in other proposals, but will forbear. But consider how this Proposal stacks up against a recent proposal asking a company to prepare a report on its "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." *JPMorgan Chase & Co.* (Mar. 19, 2010). The company invoked the (i)(3) exclusion on the ground that the phrases "initial and variance margin (collateral)" and "rehypothecated" were not defined in the proposal and that shareholders would not understand what those terms meant. The Division nonetheless denied no-action relief. We respectfully suggest that the concept of minimizing tax liability is more easily understood by shareholders than the concept of rehypothecating collateral on derivatives trades.

* * * *

For these reasons, the Plan respectfully asks the Division to deny the no-action relief Pfizer has sought.

Thank you in advance for your consideration of these comments. If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Matthew LePore, Esq.

---

[15] Pfizer Letter at 8, citing *Eastman Kodak Co.* (Mar. 3, 2003); *Pfizer Inc.* (Feb. 18, 2003); *General Electric Co.* (Feb. 5, 2003); *General Electric Co.* (Jan. 23, 2003). Even in the area of executive compensation, the Division has rebuffed efforts to exclude proposals on the ground that certain wording was unclear. *E.g., Verizon Communications, Inc.* (Jan. 10, 2010).

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

December 30, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Shareholder Proposal of AFSCME Employees Pension Plan
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from the AFSCME Employees Pension Plan (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation

Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved,** that shareholders of Pfizer Inc. ("Pfizer") request that Pfizer's board of directors annually assess the risks created by the actions Pfizer takes to avoid or minimize US federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information.

A copy of the Proposal, the Supporting Statement and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3), because the Proposal is impermissibly vague and indefinite.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). As discussed below, the Proposal implicates both of these considerations and may be omitted as relating to the Company's ordinary business

operations. The actions that a company takes that affect the payment of income taxes, including those it takes to lawfully minimize income taxes, are clearly matters of a highly technical and complex nature requiring the attention of management and subject matter experts and on which shareholders are not in a position to make informed judgments. In addition, the Company is subject to various tax regimes that involve literally thousands of rules, regulations and other tax authorities that are complex and highly technical, clearly fitting the rationale supporting the ordinary business exclusion.

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Sources of Financing

The Proposal seeks an assessment of and information regarding all "actions Pfizer takes to avoid or minimize US federal, state or local corporate income taxes." The Proposal is worded very broadly, thereby involving a vast array of actions that the Company takes to manage its effective tax rate and maximize shareholder value. In this regard, the Company's effective tax rate is affected by the various forms of tax incentives that are offered by governments to attract business investments. Thus, corporate taxes are intricately interwoven with a company's financial planning, funding decisions, day-to-day business operations and financial reporting, and therefore as discussed by the Staff in the 1998 Release are precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Thus, the Proposal would interfere with the Company's ordinary business operations and involve matters that are most appropriately left to the Company's management and its subject matter experts and not to direct shareholder oversight.

Staff precedent supports the exclusion of shareholder proposals like the Proposal under Rule 14a-8(i)(7). For example, in *Pfizer Inc.* (avail. Feb. 5, 2003) and *Pepsico, Inc. (Recon.)* (avail. Mar. 13, 2003), the Staff concurred that the companies could exclude under Rule 14a-8(i)(7) shareholder proposals requesting a report on "each tax break that provides the company more than $5 million of tax savings." The Staff noted that such proposals were excludable because they sought "disclosure of the sources of financing." The Proposal is excludable for the same reason, since it includes governmental programs offering tax incentives to pharmaceutical companies. The Company may decide to invest in equipment and hire specialists to research and produce a drug to cure a specific disease, which might otherwise result in a loss for the Company. However, the government provides a tax incentive related to such expenditures that thereby reduces the cost to the Company and the corresponding investment risk. Such tax incentives "minimize" the Company's "corporate income taxes" and represent a source of financing for the Company's activities.

Similarly in *General Electric Co.* (avail. Feb. 15, 2000), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal asking for reporting on tax abatements and tax credits, among other governmental incentives and subsidies, because the proposal related to "a source of financing." And in *Texaco Inc.* (avail. Mar. 31, 1992), the Commission reversed

the Staff's earlier decision in *Texaco Inc.* (avail. Feb. 5, 1992) that a shareholder proposal urging Texaco to reject "'taxpayer-guaranteed loans, credits or subsidies' . . . involve[d] issues that [were] beyond matters of the Company's ordinary business operations." In announcing the Commission's reversal, the Staff stated:

> In this regard, it is the view of the Commission that the proposal, which would urge that the Company's management reject taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities, is a matter of ordinary business because it would involve day-to-day management decisions in connection with the Company's multinational operations.

The Proposal's request for a report on "actions Pfizer takes to avoid or minimize US federal, state or local corporate income taxes" is directed at the same types of information in *Texaco Inc.* (relating to "taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities"), which the Commission found to involve ordinary business matters. *See also E.I. du Pont de Nemours & Co.* (avail. Oct. 16, 1992) (Staff concurred that the company could omit a similar proposal under the predecessor to Rule 14a-8(i)(7)).

The Staff also has concurred with the exclusion of shareholder proposals asking that "the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for GE, omitting proprietary information at a reasonable cost." *General Electric Co.* (avail. Jan. 17, 2006). *See also Verizon Communications, Inc.* (avail. Jan. 31, 2006), *Citigroup, Inc.* (avail. Jan. 26, 2006); *Johnson & Johnson* (avail. Jan. 24, 2006). In each instance, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (i.e., evaluating the impact of a flat tax on the company). Similarly, the Proposal is excludable because the information requested by the Proposal necessarily relates to the Company's existing tax planning and thus its day-to-day business operations.

B. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Compliance With Laws

As discussed above, the Proposal is very broadly worded to cover all "actions Pfizer takes to avoid or minimize US federal, state or local corporate income taxes." Many of the covered "actions" the Company is required to take with respect to the payment of taxes are based on legal requirements. For example, the Supporting Statement cites transfer pricing as one example of a "corporate tax avoidance practice" addressed by the Proposal and alleges that such activities create risks for the Company. In fact, transfer pricing is mandated by Internal Revenue Code ("IRC") Section 482 and by the laws of every major foreign country, in particular member countries of the Organisation for Economic Co-operation and Development ("OECD"). The Proposal also references the Internal Revenue Service requirement that companies complete Schedule UTP (Uncertain Tax Positions). Moreover, pursuant to Financial Accounting Standards Board Interpretation No. 48, the Company is

required to identify and disclose in its Annual Report on Form 10-K its gross UTPs. In order to comply with the panoply of federal, state and local income tax laws, as well as related disclosure requirements, to which it is subject, the Company has had to establish, maintain and monitor a broad-ranging legal compliance program addressing its compliance with all relevant tax and disclosure laws, regulations and other requirements.

The Staff consistently has recognized a company's compliance with laws and regulations as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For instance, this year in *Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010), the company faced a proposal by a shareholder alleging willful violations of the Sarbanes-Oxley Act of 2002 ("SOX"), and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its CEO, and to promote ethical conduct, securities law compliance, and accountability. Yet, notwithstanding the context of alleged violations of the securities laws by senior executives, the Staff affirmed a long line of precedents regarding proposals implicating legal compliance programs, stating "[p]roposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." *See also Johnson & Johnson* (avail. Feb. 22, 2010) (proposal requesting that the company take specific actions to comply with employment eligibility verification requirements); *FedEx Corp.* (avail. July 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *Lowe's Companies, Inc.* (avail. Mar. 12, 2008) (same); *The Home Depot, Inc.* (avail. Jan. 25, 2008) (proposal requesting that the board publish a report on the company's policies on product safety); *Verizon Communications Inc.* (avail. Jan. 7, 2008) (proposal requesting a report on Verizon's policies for preventing and handling illegal trespassing incidents); *The AES Corp.* (avail. Jan. 9, 2007) (proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *H&R Block Inc.* (avail. Aug. 1, 2006) (proposal requesting a legal compliance program regarding lending policies); *Halliburton Co.* (avail. Mar. 10, 2006) (proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); *Hudson United Bancorp* (avail. Jan. 24, 2003) (proposal requesting that the board of directors appoint an independent shareholders' committee to investigate possible corporate misconduct); *Humana Inc.* (avail. Feb. 25, 1998) (proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Citicorp Inc.* (avail. Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

In addition, the Staff repeatedly has concurred with the exclusion of shareholder proposals requesting that the board of directors undertake actions to ensure compliance with laws

related to ordinary business operations. For example, in *Bear Stearns Companies Inc.* (avail. Feb. 14, 2007), the Staff concurred with the exclusion of a proposal requesting a SOX Right-to-Know report detailing the costs and benefits of SOX on the company's in-house operations as well as the impact of SOX on the company's investment banking business. The Staff's response specifically stated that the proposed report would require an assessment of the company's "general legal compliance program," which is characteristically an element of ordinary business operations. *See also Merrill Lynch & Co., Inc.* (avail. Jan. 11, 2007) (concurring in the exclusion of an identical proposal under Rule 14a-8(i)(7) as relating to ordinary business operations ("i.e., general legal compliance program")); *Lehman Brothers Holdings Inc.* (avail. Jan. 11, 2007) (same); *Morgan Stanley* (avail. Jan. 8, 2007) (same).

The Proposal's request for a report on Company actions "to avoid or minimize US federal, state or local corporate income taxes," clearly relates to compliance with laws and thus to ordinary business operations. As reflected in *Sprint Nextel Corp.* and the other precedents cited above, ensuring the Company's compliance with such applicable laws and policies is exactly the type of "matter[] of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Moreover, the Company devotes significant time, human resources and expense to its legal compliance programs. For example, with respect to transfer pricing, each of the Company's significant intercompany transactions is supported by an economic study of the appropriate transfer pricing rules. Thus, these are precisely the type of "matters of a complex nature" that are not appropriate for micro-managing through shareholder proposals like the Proposal.

C. The Proposal's Reference To Risk Does Not Preclude Exclusion

The Proposal requests that "Pfizer's board of directors annually assess the risks created by the actions Pfizer takes to avoid or minimize US federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information." In Staff Legal Bulletin No. 14E (Oct. 27, 2009), the Staff indicated that in evaluating shareholder proposals that request a risk assessment:

> rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document—where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business—we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company.

Thus, the fact that a shareholder proposal references risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Rather, the Staff has continued to

concur in the exclusion of risk assessment shareholder proposals when the subject matter concerns ordinary business operations. *See JPMorgan Chase & Co.* (avail. Mar. 12, 2010); *Bank of America* (avail. Feb. 24, 2010) (in each case concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting an assessment of the probable impact on greenhouse gas emissions and environmental harm to Appalachia of expanding the policy to bar project financing for all mountain top removal (MTR) projects where neither company was involved with MTR except with respect to extending credit to certain types of customers).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

The Proposal fails to define a critical phrase or otherwise provide guidance on what is necessary to implement it. Thus, it is excludable under Rule 14a-8(i)(3) as it is impermissibly vague and indefinite so as to be inherently misleading. Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has, on numerous occasions, concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. Jun. 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Under these standards, the Staff has consistently concurred with the exclusion of proposals where such proposals fail to define critical terms or phrases or otherwise fail to provide guidance on what is required to implement the proposals. Specifically, in *Bank of America*

Corp. (avail. Feb. 25, 2008) the proposal requested that the company amend its policies "to observe a moratorium on all financing, investment and further involvement in activities that support MTR [(mountain top removal) projects]," but failed to define what would constitute "further involvement" and "activities that support MTR [projects]." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite. Likewise, in *Wendy's International, Inc.* (avail. Feb. 24, 2006), the Staff concurred with the omission of a shareholder proposal in reliance on Rule 14a-8(i)(3) where the proposal requested a report on the progress made toward "accelerating development" of controlled-atmosphere killing, but failed to define the critical terms "accelerating" and "development."

The Proposal here fails to define a critical phrase or otherwise provide guidance on what is necessary to implement it. Specifically, the Proposal does not define what is meant by the phrase "minimize US federal, state and local corporate income taxes." The Proposal is not clear on how the term "minimize" is to be evaluated or against what it is to be measured. Does this phrase mean "minimize the Company's tax rate as compared to the statutory rate," or "minimize the Company's tax rate as compared to the effective rate it paid in some previous period of time" (and if so, relative to what period of time) or "minimize the amount of taxes actually paid by the Company as compared to prior periods," or "minimize the amount of taxes the Company pays as compared to the amount the Company would have paid if it had made a different decision"? For example, would the decision to lower the price of one of the Company's products in order to compete with a lower-priced alternative constitute an action taken by the Company to "minimize taxes," since the decision would result in lower profits and therefore lower taxes than if a higher price had been charged, or is that a decision to increase taxes if the lower price makes overall revenue increase or not decline as much as it would have if no action had been taken in response to the competitive product? Because the Proposal fails to define the phrase "minimize . . . corporate income taxes" and fails to otherwise clarify how minimization of taxes should be measured for purposes of implementing the Proposal, shareholders voting on the Proposal might interpret it differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

Thus, the Proposal, as with the proposals in the precedents cited above, falls within a long line of vague proposals where the Staff has concurred with exclusion under Rule 14a-8(i)(3). *See Eastman Kodak Co.* (avail. Mar. 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks, stock options" failed to define various terms and gave no indication of how the options were to be valued); *Pfizer Inc.* (avail Feb. 18, 2003) (proposal requesting that the Board "make all stock options to management and the Board of Directors at no less than the highest stock price" failed to define critical elements or otherwise provide guidance on what would be necessary to implement it); *General Electric Co.* (avail. Feb. 5, 2003) (proposal urging the Board to "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how to measure those terms); *General Electric Co.* (avail. Jan. 23, 2003)

(proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal). In addition, under prior Rule 14a-8(c)(3), which also prohibited vague and indefinite proposals, the Staff concurred in exclusion of a proposal that sought to prohibit a company from "interfering" with the "government policy" of certain foreign governments, noting that "the proposal, if implemented, would require the Company to make highly subjective determinations concerning what constitutes 'interference' and 'government policies' as well as when the proscriptions of the proposal would apply." *American Telephone and Telegraph Co.* (avail. Jan. 12, 1990).

Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosure(s)

cc: Charles Jurgonis, AFSCME Employees Pension Plan

Exhibit A



American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: November 15, 2010

To: Amy W. Schulman, Senior Vice President, General Counsel and Corporate Secretary, Pfizer
(212) 573-1853

From: Lisa Lindsley

Number of Pages to Follow: 3

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan. Please note proof of ownership is also attached.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You



Committee
Gerald W. McEntee
Lee A. Saunders
Edward J. Keller
Kathy J. Sackman
Marianne Steger

EMPLOYEES PENSION PLAN

November 15, 2010

VIA OVERNIGHT MAIL and FAX (212) 573-1853
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
Attention: Amy W. Schulman, Senior Vice President, General Counsel and Corporate Secretary

Dear Ms. Schulman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2010 proxy statement of Pfizer Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Resolved, that shareholders of Pfizer Inc. ("Pfizer") request that Pfizer's board of directors annually assess the risks created by the actions Pfizer takes to avoid or minimize US federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information.

Supporting Statement:

One corporate tax avoidance practice is "transfer pricing," whereby Pfizer and other companies legally avoid some income taxes by converting US sales to profits in another country (Jesse Drucker, "Profit Exports Import U.S. Tax Cuts for Pfizer, Lilly, Oracle," *Bloomberg*, May 14, 2010). Transfer pricing creates risks for pharmaceutical companies according to KPMG, increasing the frequency of IRS audits and leading to billion dollar payments by GlaxoSmithKline and Merck to settle disputes. Pfizer's transfer pricing practices are being investigated by other countries, including Pakistan ("Issues Monitor," *KPMG International*, January 2009, page 6) and Venezuela, where Pfizer paid a $17 million fine (*Reuters*, August 25, 2009).

The IRS has adopted Schedule UTP (Uncertain Tax Positions) for tax years beginning on January 1, 2010. Companies must report all tax positions for which a reserve was recorded or which the company expects to litigate, including transfer pricing positions. The IRS may use this new information to conduct more targeted tax audits, which heightens the risks to shareholders of aggressive tax positions taken by Pfizer. Pfizer is currently being audited for 2006 through 2008 (Pfizer 10-Q, September 27, 2009, page 60) and acknowledges changes in tax treatment of its income as a business risk (Pfizer fiscal 2009 10-K, page 23).

Professors Kim, Li and Zhang analyzed a large sample of U.S. firms for the period 1995–2008 and provide strong evidence that corporate tax avoidance is positively associated with firm-specific stock price crash risk. (*Corporate Tax Avoidance and Stock Price Crash Risk: Firm-Level Analysis*, July 2010)

As the federal, state and local governments seek new sources of revenue to address concerns over budget shortfalls, companies that rely on tax avoidance practices such as transfer pricing could be exposed to greater risk and decreasing earnings. An annual report to Pfizer shareholders disclosing the board's assessment of the risks created by such strategies would allow shareholders to evaluate the risks to their investments.

We urge shareholders to vote for this proposal.



STATE STREET.

Timothy Stone

Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
tstone@statestreet.com

telephone +1 617 985 9509
facsimile +1 617 769 6695

www.statestreet.com

November 15, 2010

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Pfizer (cusip 717081103)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **87,861 shares of Pfizer** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Pfizer stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Timothy Stone

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com



Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via FedEx

November 23, 2010

Mr. Charles Jurgonis
Plan Secretary
AFSCME
1625 L Street, N.W.
Washington, D.C. 20036-5687

Re: Shareholder Proposal for 2011 Annual Meeting of Shareholders:

> *Resolved: that shareholders of Pfizer Inc. (Pfizer) request that Pfizer's Board of Directors annually assess the risks created by the actions Pfizer takes to avoid or minimize US federal, state and local corporate income taxes and provide a report to shareholders on the assessment, at reasonable cost and omitting proprietary information.*

Dear Mr. Jurgonis:

This letter will acknowledge receipt on November 15, 2010 of your letter dated November 15, 2010 to Ms. Amy W. Schulman, Senior Vice President, General Counsel and Corporate Secretary of Pfizer Inc., submitting a shareholder proposal for consideration at our 2011 Annual Meeting of Shareholders.

Sincerely,

Suzanne Y. Rolon

cc: Matthew Lepore, Pfizer Inc.